                                 LAW OFFICES OF
                   EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.


TWO PENN CENTER PLAZA, SUITE 220                    TELEPHONE:  (215) 851-9800
1500 JOHN F. KENNEDY BOULEVARD                          DIRECT DIAL:  EXT. 222
PHILADELPHIA, PENNSYLVANIA 19102                          FAX:  (215) 851-9820


                                                                 June 30, 2005
VIA FAX AND REGULAR MAIL
------------------------


Securities and Exchange Commission
Division of Corporate Finance
Office of Small Business Review
450 Fifth Street, N.W.
Washington, D.C. 20549-00405
ATTN:  Mr. Kevin Stretzel
Fax No: 202-772-9220

                  Re:      Daleco Resources Corporation
                           File No: 0-12214

Gentlemen,

Form 1O KSB/A for the Fiscal Year Ended September 30, 2004
----------------------------------------------------------

Financial Statements
--------------------

Note 2D. Site Restoration, Dismantlement and Abandonment Costs, page 48
-----------------------------------------------------------------------

1. We note your response to our prior comment one. It remains unclear to us why you have not recognized any liabilities associated with your asset retirement obligations. Please address each of the following:

         o You indicate that you have met various state bonding requirements dealing with "orphan well" situations. Please explain why this is relevant to the determination of how to account for an asset retirement obligation. Please note that providing assurance that your company will be able to satisfy your asset retirement obligation, does not satisfy or extinguish the related liability. Please refer to paragraph 16 of SFAS 143.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 2


         o You indicate that you sell or dispose of properties with the buyer assuming the plugging and abandonment obligations. Tell us whether or not the negotiated sales price takes into account the asset retirement obligations assumed by the buyer. We would expect that the sales price would be reduced by the fair value of the asset retirement obligations assumed. Please explain why this is relevant to your determination of whether or not a liability has been incurred.

         Based on the items noted above, it appears that you need to modify your financial statements to reflect your asset retirement obligations based on the guidance provided in SFAS 143.

         ANSWER:

                  (Proposed modification to Note 2.d. to the Financial
                   Statements:)

                  OIL AND GAS PROPERTIES
                  Historically the value of the salvageable equipment associated with the Company's oil and gas wells and production facilities have exceeded the cost of their abandonment and associated site restorations. It has been the Company's practice to divest it non-producing oil and gas properties to other local production operators or to equipment salvage companies for the assumption of all abandonment liabilities and, if applicable, a net residual value consideration. Any net residual value received is recorded on the Company's books and financial statements as "other income-oil and gas".

                  In accordance with SFAS 143, the Company has re-assessed its asset retirement obligations associated with its oil and gas properties. This re-assessment assumes that the Company will be unable to divest its future non-producing properties and/or will not be able to recoup any residual values from the sale of potentially salvageable equipment associated with those properties. Based on this re-assessment, the Company has estimated its future potential oil and gas retirement costs at roughly $180,400 through the year 2025. Accounting for the potential timing of these expenditures yields a net present value of $127,000 utilizing a credit adjusted risk free interest rate of 9%.

                  Since the above gross asset retirement obligation is not material and since there is a degree of uncertainty as to whether the net asset retirement obligation will be incurred after considering the residual and salvage values, the Company has not accrued any amounts

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 3


         for future oil and gas property abandonment costs on its financial statements for the fiscal year ending 9/30/04.

                  MINERALS PROPERTIES
                   (See prior response)


Note 5--Mineral Properties, page 50
-----------------------------------

2. As stated in our prior comment two, we noted your auditor has provided an explanatory paragraph within their opinion that further states the Company "has uncertainty relative to full recoverability of its assets including Clean Age Minerals, Incorporated." We have reviewed your response and it continues to be unclear why your auditor has included this explanatory paragraph. Please contact us regarding this matter at your earliest convenience.

         ANSWER:

         The auditor's explanatory paragraph is for emphasis of matter regarding going concern. The sentence about Clean Age Minerals should be read in conjunction with the rest of the explanatory paragraph regarding going concern and the same sentence should not be read by itself. The auditor proposes to modify and clarify the sentence below, but the auditor proposes to delete the sentence about Clean Age Minerals, if it is confusing:

                  The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant recurring net losses and negative operating cash flow which raise doubt about its ability to continue as a going concern. If the Company is unable to continue as a going concern, there is uncertainty relative to full recoverability of its assets including Clean Age Minerals, Incorporated acquisition of $20 Million. Management's plans regarding those matters are also described in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of these uncertainties.

3. We have reviewed your response to prior comment two. Please clarify whether the cumulative projected cash flows included in your supplemental analysis are on a net basis (cash inflows less associated cash outflows).

         ANSWER:

         The cumulative projected cash flows included in the supplemental analysis are on a net basis. As previously stated, the assessment takes into consideration the terms of the Company's various operating agreements, expected cost structure and the targeted development and marketing plans for the various mineral deposits.


Note 6-Patents and Technology, page 51
--------------------------------------

4. We note your response to our prior comment three. Based on the denial of the patent, please explain why you did not believe the value of this technology was impaired in 2003. Please provide us with an understanding of how you were able to conclude the book value was not impaired at the date of the patent denial or thereafter.

         ANSWER: The Company's initially recorded an investment of $1,060,000 for its investment in the 16/6 Inc. entity based on the value of the consideration paid by Daleco. At the time, the 16/6 entity had developed two (2) IT related assets: the I-Squared and the I-Top Technologies and was involved in various other transaction consulting projects. Upon the completion of the transaction, the Company began to amortize its investment in the 16/6 entity as is its historical practice while it attempted to commercialize not only the IT technologies but also the consulting component. The Company's efforts to "patent" the I-Squared technology proved to be too costly to pursue

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 4


         in the face of the objections of the US Patent review office. The Company elected instead to pursue the deployment and/or sale of that technology with several parties without making further efforts to secure and "method' patent. These efforts were ongoing throughout the Company's 2004 fiscal years (period ending 9/30/04, and were eventually successful with the signing of the finial Asset Acquisition Agreement with PSNet Communications in December 2004 (the Company's first fiscal quarter of 2005). The Company merged the consulting aspects of 16/6 Inc. into Daleco Resources eliminating 16/6 as a stand-alone entity.

          As of the end of December 2004, Daleco had amortized its investment in 16/6 Inc. to the point where its book value was $542,621. This is the residual value that was assigned to the two IT assets, which were sold.

         The Company believes the value of the technology was not impaired as of 2003. The Company's efforts to "patent" the I-Squared technology proved to be too costly to pursue in the face of the objections of the US Patent review office. The Company elected instead to pursue the deployment and/or sale of that technology with several parties without making further efforts to secure and "method' patent. These efforts were ongoing throughout the Company's 2004 fiscal years (period ending 9/30/04, and were eventually successful with the signing of the final Asset Acquisition Agreement with PSNet Communications in December 2004 (the Company's first fiscal quarter of 2005). The Company considered the technology as long-lived asset to be disposed of by sale. The net book value of $542,621 was not material and not presented separately in the balance sheet.

5. We have reviewed your response to prior comment three. Support your conclusion that the consideration given in exchange for your technology at December 1, 2004 was of equivalent value and why you believe this transaction should be accounted for as a "swap".

         ANSWER:

                  The word "swap" was probably not the most appropriate word to use in describing the transaction between Daleco Resources and Ostara Corporation as successor in interest to PS Net Communication Inc. The transaction should have been categorized as one in which no monetary exchange occurred. The Company was not able to determine the value of privately held PSNet at December 2004. The Company used its more apparent carrying amount of $542,621. The Company assigned over its rights and title to the residual IT assets of the former 16/6 Inc. entity to Ostara Corporation in exchange for the receipt of 3,000,000 common shares of freely trading stock. At that time the price of Ostara was over $1 per share and the Company believed that the consideration received was at least of equivalent value, even with a substantial discount for illiquidity. The Company did not quantify the discount for illiquidity. The Company continued with its more apparent carrying amount of $542,621. The Company then distributed a portion (2,000,050) of the Ostara shares it received to its shareholders as a special dividend.

6. We note in your response that you state "no specific value could be placed on the PSNet securities" and that "no value was assigned to the warrant rights...since they were priced significantly "out of the money". Explain why you were not able to determine the fair value of the shares received but were able to determine that the warrants were "out of the money." Additionally, explain why the intrinsic value is

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 5


         relevant to determining the fair value of the warrants received as a component of the consideration you received for your technology assets.

         ANSWER:

         No specific value could be placed on the PSNet securities because the Company was not able to determine the value of PSNet, a privately held company. The Company used its more apparent carrying amount of $542,621.

         The Company received common stock when the price of Ostara was over $1 per share and the Company believed that the consideration received was at least of equivalent value to its carrying amount, even with a substantial discount for illiquidity. The Company did not quantify the discount for illiquidity. The Company continued with its more apparent carrying amount of $542,621.

         The Company received common stock and warrants. Warrants, like options, have strike price. If the price of the underlying stock is less than the strike price, the warrants can be determined by anyone as "out of the money". The Company used the Black Scholes option pricing model and determined that the fair value of the warrants was zero. The Company mentioned the intrinsic value of the warrants as an indicator that the warrants may expire worthless and unexercised.

                  As a result of the uncertainty in the market for the Ostara Stock and as an inducement for incremental purchases of their share, Ostara awarded Daleco warrant rights to acquire and additional 15,000,000 shares. These warrant rights, in Daleco's opinion, contained provisions (i.e. price and term) at the time of the transaction was consummated such that the likelihood of their exercise was remote. The relatively large spread between the current market price for Ostara shares and the warrant exercise price indicates that they (the warrants) are "out of the money" and will probably not be exercise prior to their expiration.

Report of Independent Registered Public Accounting Firm on Supplemental Financial Information, page 65
-----------------------------------------------------------------------

7. We note your response to our prior comment four. Please amend your document to provide an audit opinion that clearly indicates the scope of information to which it opines.

         ANSWER: The Company will file a Second Amendment to Form 10-KSB for the period ending September 30, 2004 incorporating a corrected audit opinion. See Draft attached.

Form 1O-QSB for the Fiscal Quarter Ended March 31. 2005
-------------------------------------------------------

Note 5--Mineral Properties
--------------------------

8. It appears that the dates presented in your tabular presentation of your mineral properties are reversed. Please modify your document to clarify the periods associated with the balances.

         ANSWER: See Draft attached.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 6


Petroleum Engineering Comments
------------------------------

Description of Business, page 2
-------------------------------

         Proved Reserves, page 8
         -----------------------

9. We note your response number nine. We are not convinced that reserves can differ "substantially" and still meet the test of "reasonable certainty." In future filings replace that term and replace it with disclosure comparable to what is contained in your supplemental response. Provide examples of some of the reasons why estimates prepared by different engineers might vary.

         ANSWER: The Company will amend all future filings to include disclosure comparable to that which is contained in the Company's supplemental response.

Description of Properties, page 17
----------------------------------

         Texas, page 18
         --------------

10. Regarding your response number ten, we do not agree that anecdotal evidence is sufficient reason for describing potential oil and gas production as significant. Absent confirming offsetting production for your specific properties, you do not appear to have sufficient basis to suggest that your properties will result in "significant" production when they are developed. Please revise this disclosure in future filings.

         ANSWER: While the Company disagrees that it provided "any anecdotal evidence," consistent with the Company's response of May 4, 2005, the Company will delete this "opinion" from future filings. By way of further answer, the "opinions" of the Company are based on the experience of the Company's founder, former Chief Executive Officer and Chairman of the Board of Directors, Mr. Dov Amir. Mr. Amir has been active in the Austin Chalk since 1979 and has drilled over 60 wells in the Austin Chalk. Mr. Amir was one of the parties responsible for the discovery of the Clay Gas Field covering over 20,000 acres in Brazos, Burelson and Washington Counties, Texas. Under Mr. Amir's direction, the adaptation of hydraulic fracturing and later horizontal drilling were utilized to increase production and the ultimate recovery of hydrocarbons from the Austin Chalk reservoir.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 7


Estimated Net Quantities of Proved Oil and Gas Reserves, page 69 (sic)
----------------------------------------------------------------------

11. Regarding your response number twelve, you state that a significant portion of the negative revision was due to "business based" changes or specifically, sales of producing properties that you completed in the later part of 2002. If reserves are adjusted for property acquisitions or property sales, these changes are to be reflected in those line items in the reserve reconciliation table described in FASB 69. We do not believe that it is appropriate to account for reserve changes due to property sales under revisions of reserves. Please revise your document to properly account for reserve changes in the reserve reconciliation table. Regarding the other "production performance based" related reserve changes; you should disclose these reasons for the material reduction in reserves. Please also include these descriptions of your reserve changes in your revised document.

         ANSWER: While the Company referenced the sale of Oklahoma wells as a factor in the decline in reported reserves, the "sale" of the wells, was not the significant cause of the decline as stated in the Company's letter of May 4, 2005. Substantially all of the Oklahoma wells sold had little if any value and only marginal production. As such, the well sold were not credited with any appreciable reserves as determined by the Company consulting engineers. The sales were referenced in a footnote only to account for the change in the number of wells and production levels reported. As indicated the main contributing fact in the reported decline in reserves (specifically crude) was the change in well performance (higher gas-oil ratios) identified for the Company's Texas properties. The Company has and will comply with FASB 69 in all future filings.

Mining Engineering Comments
---------------------------

General
-------

12. The response to comment 14 in regard to the location and means of access to the mineral properties may be addressed by referencing a nearby city or town, then providing general directions from that location to the mine site, referencing major roads or other means of access. This may be prepared with the small map illustrating the property location.

         ANSWER: The Company will comply with the Requirements of Industry Guide 7 in all future filings. The Company will either identify the location of its mineral leases and/or claims by referencing major roads from near by towns. (See attached draft directions)

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 8


13. The response to comment 14 in regard to the brief description of the rock formations and mineralization of existing or potential economic significance on the property may be addressed by a general description of the geologic environment at each deposit. The type of mineral deposit, how minerals of economic importance were concentrated at this location, other associated rock types or other pertinent features affecting the project economics may be described.

         ANSWER: The Company will include a brief description of the origin of the minerals found on each lease and/or claim, potential economic significance to the extent that same can be estimated pending full development of the minerals.

14. The response to comment l4 in regard to the source of power may be resolved by disclosing that a readily available source of electric power in not available on site and portable electric generators must be used.

         ANSWER: The Company will employ the appropriate language in future filings. The Company is not utilizing portable generators to any significant degree, at present, as electricity requirements are nominal. The Company's "on-site" operations are mechanical in nature and are accomplished with power from diesel engines. Additionally, the Company is not personally mining any of the leases/claims. The Company's limestone lease and its Kaolin claims are under an operating agreement with Tecumseh Professional Associates ("TPA"). (See Form 8-K dated December 3, 2004, Form 8-K dated February 17, 2005 and Form 8-K dated March 16, 2005). TPA is the party actually "mining' the leases and claims, not the Company. Thus, the equipment used that on the leases/claims is determined by TPA and not the Company. The Company hires third parties to mine and crush its zeolite lease in Marfa, Texas, as needed. Again, the contractor and not the Company elects the equipment utilized to comply with the contract.


15. The response to comment 17 describes the mineral reserves as proved reserves. Industry Guide 7 only designates proven or probably reserves. Proved reserves are more appropriate for oil & gas reserves. When reporting the reserves, disclose the cutoff grade or the quality component that is used to separate ore and waste. This is used to evaluate the potential of the mineral properties. Disclose the operating costs and recovery parameters used to determine the cutoff grade estimate. Show that this calculation demonstrates the cutoff

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                               Page 9



         grade or the quality component used to define a mineral resource has reasonable prospects for economic extraction. In establishing the cut-off grade, it must realistically reflect the location, deposit scale, continuity, assumed mining method, metallurgical processes, costs, and reasonable metal prices.

         ANSWER: The Company will comply with Industry Guide 7's definitions in all future filings.

         The company has reported only what can be considered Proved Reserves as identified by its consultants. These assessments are based on the technical data that is currently available. As additional information is obtained, the Company will follow industry Guide 7 to report appropriate adjustments to its mineral holdings.

         The Company mines what best can be classified as industrial minerals. It is the Company's intention to provide material to a spectrum of potential client applications within each mineral classification. For example:

The CaCO3 mineral products will target market ranging from commercial ground cover and road base up to and including Travertine dimensional stone applications. The indicated 97% Calcium Carbonate content of the minded material as well as its other components have been deemed to be applicable for the markets to be services.

The Kaolin mineral products will target a full suite of potential markets with paper coating application on the high end and raw material for spatiality cements and abrasives on the other of the continuum. The Company's kaolin material and the products development from the mineral have been tested successfully in several commercial applications. As such its "quality" is considered to be high in terms of natural brightness (92%), mean particle size (2 micron) and in purity (95%).

The Zeolite deposit has a purity of in excess of 87%. The Company has determine that that purity levels in this level are sufficient for use in its patented engineered products "CA-Series Engineered Products" and in various applications such as basic absorbents, agricultural feed additives, cement additives and in environmental applications.

Closing Comments
----------------

         As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response.

EHMANN, VAN DENBERGH, TRAINOR & SCOTT, P.C.                              Page 10



         Should you wish to discuss the foregoing, please feel free to contact the undersigned.

         RELY COMMENT:
         The Company will file an amendment to its 10-KSB for the fiscal year ending September 30, 2004 and 10-QSB for the fiscal quarters ending December 31, 2004 and March 31, 2005 upon confirmation that its proposed modifications are satisfactory to the Staff and to our auditors.

                                                    Sincerely,

                                                    /s/ C. Warren Trainor
                                                    ---------------------------
                                                    C. Warren Trainor

CWT:mta

cc:      Gary J. Novinskie, President & CFO
         Vasquez & Company LLP

                                RESPONSE TO NO 7
                                      DRAFT
           REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
                       SUPPLEMENTAL FINANCIAL INFORMATION


To the Board of Directors and
Stockholders of Daleco Resources Corporation


Our reports to the Board of Directors and Stockholders of Daleco Resources Corporation and subsidiaries dated January 17, 2005, relating to the consolidated basic financial statements of Daleco Resources Corporation and subsidiaries appears on page 40. Those audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information on Schedules V, IV, X and the Supplemental Information (Unaudited) is presented for the purpose of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

In our opinion, such financial statement schedules present fairly, in all material respects, the information set forth therein.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered significant recurring net losses, negative operating cash flow, which raises substantial doubt about its ability to continue as a going concern. If the Company is unable to continue as a going concern, there is uncertainty relative to full recoverability of assets including Clean Age Minerals Incorporated ($20 Million). Management's plans regarding those matters are also described in Note 1 to the financial statements. The financial statements and this financial information do not include any adjustments that might result from the outcome of these uncertainties.


                                                    Vasquez & Company, LLP
                                                    ---------------------------
                                                    Vasquez & Company LLP
                                                    Registered Accountants

January 17, 2005
Los Angles, California

                                RESPONSE TO NO: 8
                                      DRAFT

NOTE 5

B.       MINERALS AND EQUIPMENT

                                           March 31, 2005       March 31, 2004
                                           --------------       --------------
         Proven undeveloped lease costs      $12,609,100         $12,609,100
         Mine development costs                    --                  --
         Accumulated depletion and
              depreciation                      (300,000)           (125,000)
                                             -----------         -----------

                                             $12,309,100         $12,484,100
                                             ===========         ===========

         (1) The Company has begun to amortize its mineral properties at a nominal amortization rate of $200,000 per year subject to higher adjustments per year as production increases. During the quarter ended March 31, 2005, the Company took a charge of $50,000 towards the annual amount. The Company is utilizing a modified unit-of-production basis in determining its amortization rates for its mineral properties.

                              RESPONSE TO NUMBER 12
                                      DRAFT


                        DIRECTIONS TO MINERAL PROPERTIES


1.       ZEOLITE, PRESIDIO COUNTY, TEXAS
         -------------------------------

              LOCATED 29 MILES SOUTH OF MARFA, TX., ON STATE HIGHWAY 67, THEN 2 MILES WEST ON AN ALL WEATHER DIRT ROAD. A RAILROAD IS IMMEDIATELY ADJACENT TO THE COMPANY'S LEASE AND FEE MINERAL INTERESTS. THE COMPANY'S LEASE AND FEE MINERAL HOLDINGS ARE ON PRIVATE PROPERTY. [SEE MAP ATTACHED.]


2.       ORO GRANDE CALCIUM CARBONATE - CIBOLA COUNTY, NEW MEXICO
         --------------------------------------------------------

              APPROXIMATELY 45 MILES SOUTHWEST FROM THE CENTER OF ALBUQUERQUE, NM. 13 MILES SOUTH OF STATE HIGHWAY 6 (WEST OF LAS LUNAS) THE LIMESTONE LEASE IS LOCATED APPROXIMATELY 15 MILES FROM A RAILROAD SIDING. THE COMPANY'S LIMESTONE LEASE IS ADJACENT TO THE __________ INDIAN RESERVATION. [SEE MAP ATTACHED.]


3.       WINSTON KAOLIN, SIERRA COUNTY, NEW MEXICO
         -----------------------------------------

              LOCATED ON A PAVED ROAD NEAR WINSTON, NM, SOME 40 MILES WEST OF TRUTH OR CONSEQUENCES, NM. THE CLAIMS ARE LOCATED ON FEDERAL LANDS ADMINISTERED BY THE BUREAU OF LAND MANAGEMENT.
              [SEE MAP ATTACHED]


4.       BEAVER KAOLIN - BEAVER COUNTY, UTAH.
         ------------------------------------

              ON A PAVED ROAD (STATE HIGHWAY 153) 18 MILES EAST OF BEAVER, UTAH. THE CLAIMS ARE ON FEDERAL LANDS ADMINISTERED BY THE BUREAU OF LAND MANAGEMENT [SEE MAP ATTACHED]